 EXHIBIT 99.1

February 21, 2017

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A and CEF.U) has today released selected comparative financial information relating to net assets and results of operations for the three months ended January 31, 2017.

The interim financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements.

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, unaudited)

	January 31,	October 31,
	2017	2016
Net assets:	$	$
Gold bullion at market	2,028,583,120	2,127,603,668
Silver bullion at market	1,307,886,527	1,343,439,255
Cash and cash equivalents	8,144,803	34,363,862
Other receivables and prepayments	325,064	337,256

Total assets:	3,344,939,514	3,505,744,041
Liabilities:
Dividends payable	-	2,538,034
Accrued liabilities	1,609,366	1,812,230
Total liabilities	1,609,366	4,350,264
Equity:
Capital stock Class A non-voting shares	2,397,737,714	2,411,333,702
Common shares	19,458	19,458
Retained earnings inclusive of unrealized appreciation of holdings	945,572,976	1,090,040,617
Total equity	3,343,330,148	3,501,393,777
Total liabilities and equity	3,344,939,514	3,505,744,041

Total equity per share:
Class A non-voting shares	13.26	13.79
Common shares	10.26	10.79
Exchange rate: U.S. $1.00 = Cdn.	1.3030	1.3403

Total equity per share expressed in Canadian dollars:
Class A non-voting shares	17.28	18.49
Common shares	13.37	14.47

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Total equity (also referred to as “net assets”) decreased by $158.1 million or 4.5% during the three months ended January 31, 2017 primarily as a result of a 4.7% decrease in the price of gold per fine ounce and a 2.6% decrease in the price of silver per ounce during the period.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

	Three months ended January 31,
	2017	2016
Income:	$	$
Interest	23,063	2,480
Total income	23,063	2,480
Expenses:
Administration fees	1,517,396	1,380,553
Safekeeping fees and bank charges	928,494	818,510
Directors’ fees and expenses	86,072	62,111
Shareholder Information	53,873	41,744
Legal fees	42,958	58,308
Stock exchange fees	34,965	35,450
Audit and related regulatory fees	32,912	27,698
Registrar and transfer agent fees	14,663	13,208
Class A Shareholders’ Proceedings	77,438	513,654
Foreign exchange loss (gain)	161	(6,470)
Total expenses	2,788,932	2,944,766
Net loss from administrative activities	(2,765,869)	(2,942,286)
Change in unrealized appreciation of holdings	(134,573,600)	(171,091,575)
Net loss and comprehensive loss inclusive of the change in unrealized appreciation of holdings	(137,339,469)	(174,033,861)

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended January 31, 2017 was $137.3 million compared to $174.0 million for the comparable period in 2016. Virtually all of the net loss for the three-month period ended January 31, 2017 was a result of the change in the unrealized appreciation of holdings, which was driven by the lower prices of gold and silver bullion during the period.

Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels or the quantities and values of the gold and silver bullion held. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, increased by $136,843 during the three-month period ended January 31, 2017 as compared to the same period in 2016. Safekeeping fees increased by $109,984 for the three-month period ended January 2017 compared to the same period in 2016. The change in administration fees was directly due to change in the levels of average net assets under administration, while the change in safekeeping fees was directly due to the changes in the prices of gold and silver, during these periods.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month period ended January 31, 2017 was 0.09% compared to 0.10% for the comparable three-month period in 2016. For the twelve-month period ended January 31, 2017, the expense ratio was 0.34% compared to 0.40% for the comparable twelve-month period ended January 31, 2016. The costs incurred to address issues related to the Class A Shareholders’ Proceedings for the three months ended January 31, 2017 were $77,438 (2016: $513,654). For the twelve months ended January 31, 2017 costs were $430,040 (2016: $2,396,699). If not for these costs, the expense ratios would have been 0.08% (2016: 0.08%) for the three-month period and 0.33% (2016: 0.32%) for the twelve-month period ended January 31, 2017.

For the three months ended January 31, 2017, the Company utilized its Normal Course Issuer Bid to repurchase and cancel 1,687,388 Class A non-voting shares at a total cost of $20,724,160. All shares were repurchased at a discount to the net asset value per share at the time of such purchases and all such shares have also been cancelled.

Central Fund of Canada Limited is a specialized investment holding company which passively invests primarily in long-term holdings of unencumbered allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At January 31, 2017, the Class A non-voting shares of Central Fund were backed 99.8% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or the Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com      Website: www.centralfund.com      Telephone: 905-648-7878